First Western Funds Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

August 11, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The First Western Funds Trust (the "Trust")
File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

The staff of the Securities and Exchange Commission (the "Commission") recently contacted us to provide comments to the Trust's registration statement, on Form N-1A in order to register its new series, the First Western Short Duration High Yield Credit Fund (the "Fund").  The following are the comments provided and the Fund's response to each:

General Comments

COMMENT:	Please confirm that all missing information in the Registration Statement will be filled in prior to finalizing the registration statement.

RESPONSE:	We confirm that all missing information will be added to the Registration Statement.

COMMENT:	Please confirm whether or not the current disclosures satisfy the requirements of Items 4 and 9 of Form N-1A.

RESPONSE:	We confirm that the current disclosures satisfy these requirements.

PROSPECTUS
Fund Summary

Fees and Expense Table

COMMENT:	Please add "Acquired Fund Fees and Expenses" to the Annual Fund Operating Expenses table if the Fund's indirect expenses incurred as a result of such investments is equal to or greater than 0.01% of the Fund average net assets.

RESPONSE:	We do not anticipate the Fund's indirect expenses incurred as a result of investing in investment companies will equal or exceed 0.01% of the Fund average net assets so therefore we are not adding a line item for Acquired Fund Fees and Expenses to the Annual Fund Operating Expenses table.

COMMENT:	In the Annual Fund Operating Expenses table please move the numbers associated with each footnote next to the description of the item, not the underlying number for the particular line item.

RESPONSE:	We made the requested change.

Principal Investment Strategies

COMMENT:	Please provide your basis for considering 4 years as representing short-duration. Include the names of any funds that classify 4 years as short-duration.

RESPONSE:	We have revised the disclosure to state that the Fund will maintain an average effective duration of 3.5 years or less. This definition is consistent with Morningstar's definition for taxable short-term bond funds, which is 0 – 3.5 years. In addition, we believe this definition is consistent with the Staff's guidance to funds that have a name that suggests a bond portfolio has a particular duration. The Division of Investment Management has provided the following guidance: "A fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund's prospectus. In developing a definition of a term that suggests a particular portfolio duration, registrants should consider all pertinent references, including, for example, classifications used by mutual fund rating organizations, definitions used in financial publications, and industry indices." (emphasis added)

COMMENT:	Please confirm whether or not the Fund will invest in collateralized loan obligations (CLOs).

RESPONSE:	First Western Capital Management, the adviser to the Fund, has indicated that the Fund will not be investing in CLOs.

COMMENT:	Please revise your example of how a 1% increase in interest rates will impact a fund with duration of 3 years to a fund with duration of 4 years.

RESPONSE:                                  We revised the example as follows:

"For example, if interest rates move up one percentage point (1%) while the Fund's duration is 4-years, the Fund's share price would be expected to decline by 4%."

Principal Risks

COMMENT:	In the discussion of interest rate risk, provide an explanation of what happens to the Fund if interest rates rise.

RESPONSE:                                 We have revised the interest rate risk disclosure to read as follows:

"The Fund's yield and share price will fluctuate in response to changes in interest rates.  In general, the value of investments with interest rate risk, such as debt securities, will move in the direction opposite to movements in interest rates.  For example, if interest rates rise, the value of such securities may decline.  Typically, the longer the maturity or duration of a debt security, the greater the effect a change in interest rates could have on a security's price.  Thus, the Fund's sensitivity to interest rate risk will increase with any increase in the Fund's overall duration.  Floating rate securities (including loans) can be less sensitive to interest rate changes."

COMMENT:	Please expand liquidity risk to explain how this risk impacts the Fund's portfolio.

RESPONSE:                                 We have revised the liquidity risk disclosure to read as follows:

"Liquidity risk is the risk that a particular security may be difficult to purchase or sell.  The Fund's investments in less liquid securities may reduce the returns of the Fund because it may be unable to sell the securities at an advantageous time or price.  Liquidity risk may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity, which may cause the Fund to experience sudden and/or substantial price declines."

COMMENT:	Please confirm whether or not the Fund intends to invest in emerging markets.

RESPONSE:	First Western Capital Management, the adviser to the Fund, has indicated that it does not anticipate the Fund's investments in emerging market debt to exceed 5% of the Fund's net assets. As a result, we have not included risk information on these investments in the principal risks section of the Prospectus. Instead, we have included disclosure in the SAI regarding investments in emerging market debt and the risks associated with such investments.

Management of the Fund

COMMENT:	Please remove the second sentence in the subsection "Portfolio Manager" that describes Mr. Michaels other non-Fund related experience in managing high yield securities.

RESPONSE:	We made the requested change.

For More Information

COMMENT:	Please reduce the font size of the Investment Company Act File Number found on the back page of the Prospectus.

RESPONSE:	We made the requested change.

Statement of Additional Information

Additional Information about Fund Investments and Risk Considerations

COMMENT:	Please update the disclosure regarding the Fund's investments in loan participations to comply with the Staff's interpretation that the lending bank or other lending institution and the corporate borrower are all considered 'issuers" as it relates to these investments.

RESPONSE:	We added the following disclosure to the SAI regarding investments in loan participations:

"The Fund's policies limit the percentage of its assets that can be invested in the securities of one issuer or in issuers primarily involved in one industry. Current legal interpretations by the SEC staff require the Fund to treat both the lending bank and the borrower as "issuers" of a loan participation by the Fund. In combination, the Fund's policies and the SEC staff's interpretations limit the amount the Fund can invest in loan participations. For example, in the case of a loan participation where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as "issuers."  Treating a financial intermediary as an issuer of indebtedness may restrict the Fund's ability to invest in indebtedness related to a single financial intermediary, or group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries."

COMMENT:	Please confirm whether or not Debra L. McGinty-Poteet serves on any public company boards.

RESPONSE:	At the time of the initial filing, Ms. McGinty-Poteet did not serve on any public company boards. However, since that filing she has accepted a board position with Weiss Alternative Balanced Risk Fund. We updated her biographical information accordingly.

*  *  *  *  *  *  *  *  *

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3406 if you have any questions.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Assistant Secretary